UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On March 25, 2020, Husky Energy Inc. filed its Management Information Circular for its Annual Meeting of Shareholders, the Notice of Annual Meeting of Shareholders, Form of Proxy and Notice and Access notice with Canadian securities and regulatory authorities on the System for Electronic Document Analysis and Retrieval. The Notice of Annual Meeting of Shareholders, the Management Information Circular (including Schedules A and B thereto), the Form of Proxy and the Notice and Access notice are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Husky Energy Inc.

	By:	/s/ James D. Girgulis
James D. Girgulis
Senior Vice President,
Date: March 25, 2020		General Counsel & Secretary